SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-38490

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant’s Name Into English)

Suite 1801, Level 18

Landmark North

39 Lung Sum Avenue

Sheung Shui

New Territories, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Change In Registrant’s Independent Registered Public Accounting Firm

Highway Holdings Limited (the “Company”) is furnishing this current report on Form 6-K to report that on March 7, 2025, the Company appointed Marcum Asia CPAs LLP (“Marcum Asia”) as the Company’s independent registered public accounting firm and dismissed ARK Pro CPA & Co (“ARK”), the Company’s former independent auditor on December 24, 2024. The dismissal of ARK and the appointment of Marcum Asia was made after careful consideration and evaluation by the Company, and was approved by the Board of Directors and the Audit Committee of the Company.

ARK’s audit reports on the Company’s consolidated financial statements for each of the fiscal years ended March 31, 2023 and March 31, 2024 did not contain an adverse opinion or disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s fiscal years ended March 31, 2023 and March 31, 2024 and through the subsequent interim period on or prior to December 23, 2024, there were no disagreements between the Company and ARK on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of ARK, would have caused ARK to make reference to the subject matter of the disagreements in connection with its report on the Company’s consolidated financial statements for such periods.

For the fiscal years ended March 31, 2023 and 2024, or subsequently up to December 23, 2024, there were no “reportable events” as such term is described in Item 16F(a)(1)(v) of Form 20-F, other than the material weaknesses reported by the Company in Item 15. Controls and Procedures on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2024.

During the Company’s fiscal years ended March 31, 2023 and March 31, 2024, and through the subsequent interim period on or prior to March 7, 2025, neither the Company nor anyone on its behalf has consulted with Marcum Asia on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto).

In accordance with Item 304(a)(3) of Regulation S-K, the Company provided ARK with a copy of the statements set forth in this filing on Form 6-K with the SEC. The Company requested that ARK furnish the Company with a letter addressed to the SEC stating whether ARK agrees with the statements in this Form 6-K as required by SEC rules, and ARK has furnished the requested letter, which is attached as Exhibit 99.1 to this report.

Financial Statements and Exhibits

Exhibit Index.

Exhibit No.	Description
99.1	ARK Pro CPA & Co, dated March 7, 2025, regarding the change in the independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: March 7, 2025	By	/s/ ALAN CHAN
Alan Chan
Chief Financial Officer

2